SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Whole Foods Market, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

966837106
(CUSIP Number)

Eleazer Klein, Esq. Aneliya Crawford, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2017
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966837106	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,074,830 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,074,830 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,074,830 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 966837106	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS GLENN MURPHY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,457,078 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,457,078 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,457,078 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 966837106	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS DIANE DIETZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 101,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 101,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 966837106	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS THOMAS W. DICKSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,275 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,275 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,275 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 966837106	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS MEREDITH ADLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,455 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,455 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,455 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 966837106	SCHEDULE 13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS MARK BITTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 860 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 860 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 860 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 966837106	SCHEDULE 13D/A	Page 8 of 10 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 10, 2017 (the "Original Schedule 13D", and together with this Amendment No. 1, the "Schedule 13D") with respect to the shares ("Shares") of common stock, no par value, of Whole Foods Market, Inc., a Texas corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5(a), 5(b), 5(c) and 6.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The first two sentences of Item 3 of the Schedule 13D are hereby amended and restated as follows:

The 27,642,498 Shares reported herein as beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $841.8 million.

The 26,074,830 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $794.5 million.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 27, 2017, JANA entered into a nominee agreement with Celeste A. Clark, Ph.D. ("Dr. Clark") substantially in the form attached as Exhibit B to the Schedule 13D filed by JANA with the Securities and Exchange Commission on April 10, 2017 and incorporated by reference herein.

The principal business of Dr. Clark is consulting on nutrition, health policy, regulatory matters and leadership after previously serving as Senior Vice President of Global Public Policy and External Affairs and Chief Sustainability Officer of Kellogg Company.  Dr. Clark currently serves on the boards of Mead Johnson Nutrition Company and AdvancePierre Foods.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated and paragraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 319,564,636 Shares outstanding, which is the total number of Shares outstanding as of May 12, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended April 9, 2017, filed with the SEC on May 19, 2017.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 26,074,830 Shares, representing approximately 8.2% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Murphy may be deemed to beneficially own 1,457,078 Shares, representing approximately 0.5% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Dietz may be deemed to beneficially own 101,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Dickson may be deemed to beneficially own 5,275 Shares, representing less than 0.1% of the Shares outstanding.

CUSIP No. 966837106	SCHEDULE 13D/A	Page 9 of 10 Pages

As of the close of business on the date hereof, Ms. Adler may be deemed to beneficially own 3,455 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Bittman may be deemed to beneficially own 860 Shares, representing less than 0.1% of the Shares outstanding.

By virtue of the Nominee Agreements (as defined in Item 6) and the Consulting Agreements (as defined in Item 6), JANA, each of the Potential Nominees (as defined in Item 6) who may deemed to beneficially own Shares as described in Item 5(a) of the Schedule 13D and each of the Consultants (as defined in Item 6) may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 27,642,498 Shares, representing approximately 8.7% of the outstanding Shares. Each Potential Nominee expressly disclaims beneficial ownership of the Shares beneficially owned by JANA, each other Potential Nominee and each Consultant. JANA expressly disclaims beneficial ownership of the Shares beneficially owned by each Potential Nominee and each Consultant. Each Consultant expressly disclaims beneficial ownership of the Shares beneficially owned by JANA, each other Consultant and each Potential Nominee.

(b) JANA has sole voting and dispositive power over 26,074,830 Shares, which power is exercised by the Principal. Mr. Murphy has sole voting and dispositive power over the 1,457,078 Shares beneficially owned by him. Ms. Dietz has sole voting and dispositive power over the 101,000 Shares beneficially owned by her. Mr. Dickson has sole voting and dispositive power over the 5,275 Shares beneficially owned by him. Ms. Adler has sole voting and dispositive power over the 3,455 Shares beneficially owned by her. Mr. Bittman has sole voting and dispositive power over the 860 Shares beneficially owned by him.

(c) The previously reported options held by the Reporting Persons were automatically exercised in-the-money according to their terms on their maturity date of May 19, 2017, for an exercise price of $27.00 for options to purchase 2,810,000 Shares and for an exercise price of $28.00 for options to purchase 725,000 Shares. As of the date hereof, the Reporting Persons no longer have trading authority over 239,537 of the Shares previously reported. Except as set forth herein, the Reporting Persons did not affect any transactions in the Shares since the filing of Original Schedule 13D.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The first sentence of Item 6 of the Schedule 13D is hereby amended and restated as follows:

Each of Mr. Murphy, Mr. Dickson, Ms. Adler, and Dr. Clark (each, the "Potential Nominee") have entered into a nominee agreement (the "Nominee Agreement") with JANA substantially in the form attached as Exhibit B to the Schedule 13D whereby each Potential Nominee agreed to become a member of a slate of nominees (the "Slate") and stand for election as a director of the Issuer in connection with a proxy solicitation (the "Proxy Solicitation") which may be conducted by JANA in respect of the 2018 annual meeting of stockholders of the Issuer (the "2018 Annual Meeting").

The third paragraph of Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As of May 19, 2017, JANA is no longer party to any call options.

CUSIP No. 966837106	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2017

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

/s/ Glenn Murphy
GLENN MURPHY

/s/ Diane Dietz
DIANE DIETZ

/s/ Thomas W. ("Tad") Dickson
THOMAS W. ("TAD") DICKSON

/s/ Meredith Adler
MEREDITH ADLER

/s/ Mark Bittman
MARK BITTMAN